November 3, 2006
By Fax
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attention: Donna Levy

Re:	NACG Holdings Inc. Form F-1 File No. 333-135943
Ladies and Gentlemen:
On behalf of the above-referenced Registrant, attached hereto are hand marked pages of the “Principal and Selling Shareholders” sections from Amendment No. 4 to the above-referenced Registration Statement on Form F-1 (“Amendment No. 4”). The hand marks indicate the number of shares the Registrant expects each listed shareholder will beneficially own after giving effect to the Reorganization and how many shares the Registrant expects each selling shareholder will sell in the offering. The Registrant is providing this information supplementally to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission for its review in connection with the filing of Amendment No. 4.
If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at 713-221-1456 or Gary W. Orloff at 713-221-1306.

Very truly yours, Bracewell & Giuliani LLP /s/ Troy L. Harder

TLH/pd
Enclosure

cc:	Mr. Vincent J. Gallant NACG Holdings Inc.

Mr. Kris F. Heinzelman Cravath, Swaine & Moore LLP